AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Issuer)

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

24610T108
(CUSIP Number of Class of Securities)

     David F. Connor, Esq., Secretary
Delaware Investments National Municipal Income Fund
2005 Market Street
Philadelphia, PA 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications on Behalf of Person(s) Filing Statement)

CALCULATION OF FILING FEE

           TRANSACTION VALUATION  $______ *       AMOUNT OF FILING FEE:   None.

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)

and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________

Form or Registration No.: _______________________________________

Filing Party: _________________________________________________

Date Filed: __________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

[DELAWARE INVESTMENTS LOGO]

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND AND
DELAWARE INVESTMENTS ARIZONA MUNICIPAL INCOME FUND, INC.
ANNOUNCE UPDATED TERMS FOR PROPOSED REORGANIZATION

PHILADELPHIA, February 18, 2011 — The Boards of Trustees / Directors of Delaware Investments  National Municipal Income Fund (NYSE Amex: VFL) (the “National Muni Fund”) and Delaware Investments Arizona Municipal Income Fund, Inc. (NYSE Amex: VAZ) (the “Arizona Muni Fund”) today announced their decision to set a new shareholder meeting date to consider a proposal for the reorganization of the Arizona Muni Fund into the National Muni Fund. The Funds’ joint special shareholders meeting to consider the reorganization is now scheduled to take place on May 23, 2011.

As previously noted by the Funds in their November 19, 2010 press release regarding the proposed reorganization, the National Muni Fund would acquire substantially all of the Arizona Muni Fund’s assets in exchange for newly issued shares of beneficial interest of the National Muni Fund. Those shares of the National Muni Fund would then be distributed pro rata to Arizona Muni Fund’s shareholders, and the Arizona Muni Fund would subsequently be liquidated and dissolved. Common shares of Arizona Muni Fund would be exchanged for common shares of National Muni Fund based on the relative net asset values of each Fund’s common shares. These transactions, which are expected to be tax-free, are subject to the approval of the Agreement and Plan of Acquisition by each Fund’s shareholders (which includes the National Muni Fund’s approval of the issuance of new common shares). Any solicitation of proxies by each Fund in connection with this shareholder meeting will be made only pursuant to proxy materials filed under the federal securities laws. It is anticipated that these proxy materials will be distributed to each Fund’s shareholders in late March or early April 2011. There can be no assurance that the shareholders of each Fund will vote in favor of the proposals.

In addition to the foregoing terms, the Board of Trustees of National Muni Fund is also announcing today its decision to conduct a tender offer after shareholder approval and completion of the reorganization of Arizona Muni Fund into National Muni Fund. Under the terms of the proposed tender offer, the National Muni Fund would offer to purchase for cash up to 18% of the then-outstanding shares of the National Muni Fund’s common stock after the reorganization (“Common Stock”) at a per share price equal to 99% of the net asset value per share of the Common Stock at the expiration of the tender offer. It is currently anticipated that the tender offer would commence within three months after the closing date of the reorganization of Arizona Muni Fund into National Muni Fund. In connection with these updated terms, Karpus Investment Management has agreed to withdraw its shareholder proposal and to support the proposal for the reorganization.

Each Fund is a closed-end fund managed by Delaware Management Company, a series of Delaware Management Business Trust. The investment objective of the National Muni Fund is to provide current income exempt from regular federal income tax consistent with the preservation of capital. The investment objective of the Arizona Muni Fund is to provide current income exempt from federal income tax and from the personal income tax of Arizona, if any, consistent with the preservation of capital. Each Fund has the ability to utilize leveraging techniques in an attempt to obtain a higher return for the Fund. At present, the Funds do not have any outstanding leverage. As of January 31, 2011, the total assets of the National Muni Fund and Arizona Muni Fund were approximately $30.5 million and $39.6 million, respectively.

[DELAWARE INVESTMENTS LOGO]

In connection with the proposed reorganization, each Fund intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a combined proxy statement for each Fund and a Form N-14 registration statement for the National Muni Fund that will contain a prospectus. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. The National Muni Fund has not yet commenced the tender offer described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the SEC as exhibits to a tender offer statement on Schedule TO. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell stock of the National Muni Fund. Because the foregoing documents will contain important information, each Fund’s shareholders are urged to read them carefully when they become available. When filed with the SEC, those documents will be available free of charge at the SEC’s website, www.sec.gov. Each Fund’s shareholders will also be able to obtain copies of these documents and other transaction-related documents, when available, by calling Delaware Investments toll-free at 800 523-1918.

About Delaware Investments

Delaware Investments, a member of Macquarie Group, is a U.S.-based diversified asset management firm with more than $150 billion in assets under management (as of Dec. 31, 2010). Through a team of talented investment professionals, the firm manages assets across all major asset classes for a wide range of institutional and individual investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services with approximately US $307 billion in assets under management as of October 29, 2010.

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information, visit www.delawareinvestments.com or for shareholder-related questions, call 800 523-1918.

Investments in the Funds are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Funds, the repayment of capital from the Funds, or any particular rate of return.
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Media Contact	Media Contact
Marlene Petter Delaware Investments 215 255-1427	Paula Chirhart Macquarie Group 212 231-1310

© 2011 Delaware Management Holdings, Inc.